SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              WYNSTONE FUND, L.L.C.
                                (Name of Issuer)

                              WYNSTONE FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                   Paul Belica
                              Wynstone Fund, L.L.C.
                     One World Financial Center, 31st Floor
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-4225

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                December 1, 1999
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $5,000,000 (a)          Amount of Filing Fee: $1,000 (b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b) Calculated at 1/50th of 1% of the Transaction Valuation.

     [ ]  Check  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------
Form or Registration No.:
                          ------------------------------------------------------
Filing Party:
             -------------------------------------------------------------------
Date of Filing:
               -----------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Wynstone Fund, L.L.C. (the "Fund"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at One World Financial Center, 31st Floor, 200 Liberty Street, New York, New York 10281.

     (b) The title of the securities that are the subject of the offer to purchase ("Offer to Purchase") is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by members to the Fund pursuant to the Offer to Purchase.) As of the close of business on October 31, 1999, there was approximately $14,876,034 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $5,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 Midnight, New York time, on December 31, 1999, subject to any extension of the Offer to Purchase.

     The purchase price of Interests tendered to the Fund will be their net asset value as of the close of business on December 31, 1999, if the Offer to Purchase expires on the initial expiration date of December 31, 1999, and otherwise, at their net asset value as of the close of business on such later date as corresponds to any extension of the Offer to Purchase.

     For members who tender their entire Interest, payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the Fund's Limited Liability Company Agreement dated as of July 1, 1999 (the "LLC Agreement")) in an aggregate amount equal to 95 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the expiration date, which is expected to be 12:00 Midnight, New York time, December 31, 1999, payable within ten days after the expiration date (the "95% Cash Payment"); and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of Interests tendered and accepted by the Fund as of the expiration date, determined based on audited financial statements of the Fund for 1999, over (b) the 95% Cash Payment. The Note will be delivered to the tendering member in the manner set forth in the Letter of Transmittal, attached hereto as Exhibit C, within ten days after expiration of the Offer to Purchase and will not be transferable. The Note will be payable in cash within ten days after completion of the audit of the financial statements of the Fund. It is anticipated that the audit of the Fund's 1999 financial statements will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5 percent of the estimated unaudited net asset value of Interests tendered and accepted by the Fund.



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

     Members who tender a portion of their Interest (subject to maintenance of a minimum capital account balance) will receive a cash payment of 100% of the tendered Interest within ten days after the expiration of the Offer.

     The Fund has been informed by its investment adviser, CIBC Oppenheimer Advisers, L.L.C. (the "Adviser"), that the Adviser and its affiliate, Canadian Imperial Holdings, Inc., intend to tender the portion of the Interest each holds as a member that represents the gain on its investment.

     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Fund's Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer to Purchase on the remaining members of the Fund. A copy of: (i) the cover letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; and (iv) a form of Notice of Withdrawal of Tender are attached hereto as Exhibits A, B, C and D, respectively.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the LLC Agreement.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $5,000,000, will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b), below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. The purchase price for Interests acquired pursuant to the Offer to Purchase shall not be derived from any of the members of the Board of Managers of the Fund, from the Adviser or from CIBC World Markets Corp., the managing member of the Adviser.

     (b) Neither the Fund nor the Adviser has determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, from its existing margin facility established with the Fund's prime broker, Morgan Stanley Dean Witter & Co. ("Morgan Stanley"). If the Fund funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, The Chase Manhattan Bank, N.A., to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be financed from additional funds contributed to the Fund by existing and/or new members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 3. PURPOSE OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The purpose of the Offer to Purchase is to provide liquidity to members who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated September, 1998, as supplemented quarterly (the "Confidential Memorandum"), and the LLC Agreement. Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of January 1, 2000 and on the first day of each calendar quarter thereafter, but is under no obligation to do so.

     Neither the Fund nor the Adviser has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests in the Fund (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers of the Fund, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory agreement with the Adviser; (e) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or
(g) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Items (h) through (j) of this
Item 3 are not applicable to the Fund.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     There have been no transactions involving the Interests that were effected during the past 40 business days by the Fund, the Adviser, any member of the Fund or any person controlling the Fund or the Adviser or controlling any member of the Fund.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Confidential Memorandum and the LLC Agreement, which were provided to each member in advance of subscribing for Interests, provide that the Board of Managers have the discretion to determine whether the Fund will purchase Interests from members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser of the Fund expects that it will recommend to the Board of Managers that the Fund purchase Interests from members at the end of 1999 and twice in each year thereafter. This is the first tender offer made by the Fund. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and any member of the Fund or any person controlling the Fund or controlling any member of the Fund; and (ii) any person, with respect to Interests.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 7.  FINANCIAL INFORMATION.

     (a) Reference is hereby made to the financial statements attached as part of Exhibit B hereto, which are incorporated herein by reference. Audited financial statements for 1998 are included. Also included are the unaudited financial statements of the Fund for the six-month period ended June 30, 1999, which the Fund has prepared and furnished to members pursuant to Rule 30d-1 under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act. The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings or book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 8.  ADDITIONAL INFORMATION.

          (a)  None

          (b)  None

          (c)  Not Applicable

          (d)  None

          (e) Reference is hereby made to the information contained in the Offer of Purchase attached as Exhibit B, which is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          A.   Cover letter to Offer to Purchase and Letter of Transmittal.

          B.   Offer to Purchase (including Financial Statements).

          C.   Form of Letter of Transmittal.

          D.   Form of Notice of Withdrawal of Tender.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              WYNSTONE FUND, L.L.C.


                                              By: /s/   Paul Belica
                                                  --------------------------
December 1, 1999                                  Name:     Paul Belica
                                                  Title:    Manager

                                  EXHIBIT INDEX

Exhibit

A    Cover letter to Offer to Purchase and Letter of Transmittal

B    Offer to Purchase (including Financial Statements)

C    Form of Letter of Transmittal

D    Form of Notice of Withdrawal of Tender


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